Leading Brands, Inc.
Management's Discussion & Analysis
For the three months and six months ended August 31, 2004

October 7, 2004

The following information should be read in conjunction with the Company's February 29, 2004 audited consolidated financial statements and the August 31, 2004 second quarter interim report. These reports, along with the Company's annual report on Form 20-F, are available on SEDAR at www.sedar.com.

The financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). The material differences between Canadian and US GAAP are discussed in Note 20 of the Company's annual consolidated financial statements.

The Company maintains its financial records in Canadian dollars and translates them into United States dollars for reporting purposes. In this report, unless otherwise specified, all dollar amounts are expressed in United States dollars.

Overall Performance

The overall performance of the Company continues to improve over the same period of the prior fiscal year. The Company's emphasis on profitable sales and cost control, continues to result in improved income from operations and positive cash flow. Certain litigation was settled during the quarter, reducing the uncertainty relating to lawsuits. New product lines were in the development process during the quarter, and were announced shortly thereafter, as the Company continues to strive for a broader complement of its own brands.

Selected Annual Information

	Year Ended	Year Ended	Year Ended
	Feb. 29, 2004	Feb. 28, 2003	Feb. 28, 2002

Net sales / operating revenue	$41,502,604	$47,361,598	$41,181,549

Net Income (loss) before discontinued operations and
extraordinary items	($1,847,490)	($6,250,126)	$1,338,988

Net Income (loss)	($1,847,490)	($6,250,126)	$1,338,988

Net Income (loss) per share	($0.12)	($0.46)	$0.10

Total assets	$22,320,335	$20,948,792	$22,426,084

Long-term Obligations	$3,443,512	$2,251,173	$3,184,346

Cash dividends declared per common share	Nil	Nil	Nil

Results of Operations

For the three months and six months ended August 31, 2004

Sales
Sales for the quarter ended August 31, 2004 were $11,073,376, compared to $12,481,475 in the previous year, representing a decrease of $1,408,099. The decrease of 11.2% is attributed to the following:
-	increase in sales of co-pack products $0.8 M (6.4%)
-	decrease in sales of branded products due to the refocus of the US market and discontinuation of the Little Debbie's snack foods line $2.6 M (20.8%)
-	increase in US dollar sales due to differences in the conversion rates $0.4M (3.2%)

Sales for the six months ended August 31, 2004 were $20,412,958, compared to $24,767,102 in the previous year, representing a decrease of $4,354,144. The decrease of 17.6% is attributed to the following:
-	decrease in sales of co-pack products due to a reduction in sales of co-pack products in which the Company supplies the raw materials and an increase in sales of co-pack products in which the customer supplies the raw materials $0.35 M (1.4%)
-	decrease in sales of branded products due to the refocus of the US market and discontinuation of the Little Debbie's snack foods line $5 M (20.2%)
-	increase in US dollar sales due to differences in the conversion rates $1 M (4%)

Cost of Sales and Margin
For the three months ended August 31, 2004, cost of sales decreased $1,692,347 from $9,409,949 to $7,717,602. Cost of sales were lower due to reduced sales in branded products in the US and the discontinuation of the Little Debbie's snack foods line. In spite of the reduction in sales gross margin increased $284,248 from $3,071,526 in the quarter of the prior year to $3,355,774 in the current year. This resulted in a margin percentage increase from 24.6% in the quarter ended August 31, 2003 to 30.3% in the quarter ended August 31, 2004. The increased margin percentage was a result of increased sales in higher margin branded products and increased sales to co-pack customers who supply raw materials to the Company at their expense.

For the six months ended August 31, 2004, cost of sales decreased $4,628,620 from $18,673,591 to $14,044,971. Gross margin increased $274,476 from $6,093,511 in the prior year to $6,367,987 in the current year. The margin percentage increased from 24.6% in the prior year to 31.1% in current year. On a year to date basis, the same trends and reasons for changes mentioned in the 3 month period ended August 31, 2004 also apply to the 6 month period then ended.

Selling, General and Administration Expenses
For the three months ended August 31, 2004 these expenses decreased $481,750 from $3,057,198 to $2,575,448, due primarily to a reduction in sales, administration and marketing costs in the US as a result of the refocus of the US market. Stock based compensation expensed in the quarter ended August 31, 2004 was $155,053 compared to $92,705 in the same quarter of the previous fiscal year. The Company's focus remains on reducing selling, general and administration expense where possible, while maintaining or increasing gross margin to improve income from operations.

For the six months ended August 31, 2004 these expenses decreased $1,188,055 from $5,704,881 to $4,516,826 for the reasons mentioned above. Stock based compensation expensed in the six month period was $223,184 compared to $92,705 in the same period of the previous fiscal year.

Other Income and Expenses
Depreciation in the quarter and year to date remained consistent with the same periods in the prior year. Amortization in the quarter decreased by $48,150 from $66,539 in the prior year to $18,389 due to the write down of deferred costs related to the start up of the US operations and product development in the last fiscal year ended February 29, 2004. For the six months ended August 31, 2004, amortization decreased by $111,185 from $145,390 in the prior year to $34,205 for the reasons mentioned above.

In the quarter, interest decreased by $16,294 from $91,028 to $74,734 due to lower average borrowing levels resulting from positive cash flow from operations. For the six months ended August 31, 2004, interest decreased by $18,802 from $170,784 to $151,982 for the reason mentioned above, and lower interest rates during the six month period.

The Company recorded other income in the quarter of $666,547 from the settlement of certain disputes and resultant contract cancellations.

Income Taxes
The Company has future income tax assets from unused loss carry-forwards and other differences in carrying amounts. In the quarter ended August 31, 2004, the Company utilized $630,575 in loss carry-forwards, compared to the recognition of $661,942 in future income taxes in the same quarter of the prior fiscal year, causing a difference in the impact of income tax on net income of $1,292,517. In the six months ended August 31, 2004, the Company utilized $1,001,595 in loss carry-forwards, compared to the recognition of $661,942 in future income taxes in the same period of the prior fiscal year, causing a difference in the impact of income tax on net income of $1,663,537. The company is not presently paying cash taxes on operating profits and does not anticipate having to do so in this fiscal year.

Summary of Quarterly Results

	August 31		May 31		February 29/28		November 30
	2004	2003	2004	2003	2004	2003	2003	2002
Net sales /
operating	$11,073,376	$12,481,475	$9,339,582	$12,285,626	$7,365,538	$9,579,126	$9,369,965	$10,791,059
revenue

Net	$512,429	$300,857	$396,336	$6,712	($1,585,232)	($7,288,531)	($569,827)	($424,131)
Income
(loss)

Net
Income
(loss) per	$0.03	$0.02	$0.03	$0.00	($0.10)	($0.54)	($0.04)	($0.03)
share

Net
Income
(loss) per	$0.03	$0.02	$0.03	$0.00	($0.10)	($0.54)	($0.04)	($0.03)
share, fully
diluted

In all quarters, income (loss) before extraordinary items and income (loss) per share before extraordinary items are the same as net income (loss) and net income (loss) per share respectively.

The decline in sales in the most recent year, compared to the prior year, is related to the change in billing method for a large co-pack customer. The cost of sales also declined at a similar rate. The performance in the first two quarters of the fiscal year is stronger due to the seasonal nature of the beverage business, as described in the ‘Overall Performance' section. Stock based compensation expensed in the quarter ended August 31, 2003 was $92,705, in the quarter ended February 29, 2004 was $12,911, in the quarter ended May 31, 2004 was $68,131 and in the quarter ended August 31, 2004 was $155,053.

Liquidity and Capital Resources

As at August 31, 2004, the Company had positive working capital of $444,302 compared to negative working capital of $1,673,014 at the prior year end. The improvement in working capital resulted from positive cash flow from operations. Bank indebtedness was $2,543,365 compared to $3,179,800 for the prior year end. There were no cash or cash equivalents as at August 31, 2004 or the previous year end. The Company has unused borrowing capacity of $884,000 as at August 31, 2004. The Company is in compliance with all banking covenants at August 31, 2004. Due to the seasonal nature of the business, the Company has anticipated the possibility that it may not comply with certain banking covenants in future periods. Accordingly, the Company has obtained covenant forbearance from the lender until February 28, 2005.

Cash inflow from operations for the first quarter ended August 31, 2004 was $1,527,192, compared to $12,093 in the same quarter of last year. Net cash generated from operating activities (net of changes in non-cash working capital items, future income taxes and stock based compensation) was $400,350, compared to $1,181,631 utilized the prior year. Working capital changes utilized $1,126,842 in decreases in accounts payable and increases in accounts receivable, inventory and prepaid expenses. In Q2 of 2003, working capital changes utilized $1,193,724 in decreases in accounts payable and increases in accounts receivable and inventory, partially offset by decreases in prepaid expenses.

For the six months ended August 31, 2004, cash inflow from operations was $2,588,610, compared to $306,639 in the same period last year. Net cash generated from operating activities (net of changes in non-cash working capital items, future income taxes and stock based compensation) was $1,127,325, compared to $872,399 utilized the prior year. Working capital changes utilized $1,461,285 in decreases in accounts payable and increases in inventory and prepaid expenses, offset by decreases in accounts receivable. In the same period of the prior year, working capital changes utilized $1,179,038 in increases in accounts receivable and inventory, partially offset by decreases in prepaid expenses and increases in accounts payable.

Investing activities utilized $125,799 compared to $79,008 in the same quarter of the prior year. In the six month period, investing activities utilized $200,203 compared with $139,029 in the prior year. Expenditures on property plant and equipment increased over last year, due to amounts expended to prepare production lines for new products. Expenditures on deferred costs decreased over last year due to the lower product development costs in the current year.

Financing activities utilized $184,226 in the quarter ended August 31, 2004 compared to $1,218,473 generated for the same period last year. Bank indebtedness increased by $255,221 compared to $1,430,835 due to seasonal increases in borrowing levels, offset by cash generated from operations. Long term debt decreased by $439,447 compared to $284,378 in the prior year. In the six months ended August 31, 2004, financing activities utilized $909,368 compared to $1,233,766 generated in the prior year. Bank indebtedness decreased by $636,435 compared to an increase of $1,129,493 in the prior year. Long term debt decreased by $272,933 compared to $186,576 in the prior year. In the prior year, $72,016 was generated from the issuance of common shares in the quarter, and $290,849 in the six months ended August 31, 2003.

Trend Information

Sales for the quarter ended August 31, 2004 are about 11.2% lower than the comparable period in the prior year. Concurrently, cost of sales reduced by a greater amount causing gross margin to increase compared with the same period in the prior year. This resulted in an increased gross margin percentage from 24.6% in the second quarter of the prior year to 30.3% in the current quarter. The increased margin percentage is expected to continue, due to the change in product mix to higher margin products going forward.

Related Party Transactions

The Company had no changes to related party agreements during the quarter.

Disclosure of Outstanding Share Data

At October 7, 2004 the Company had 15,040,169 issued and outstanding common shares.

There were also 3,443,019 issued and outstanding stock options, of which 2,258,909 were vested.

Forward-Looking Statements

The Company relies upon the U.S. Safe Harbor Laws of 1933, 1934, and 1995 for all public statements. Statements, which are not historical facts, are forward-looking statements. The Company, through its management, makes forward-looking public statements concerning its expected future operations, performance and other developments. Such forward-looking statements are necessarily estimates reflecting the Company's best judgment based upon current information and involve a number of risks and uncertainties, and there can be no assurance that other factors will not affect the accuracy of such forward-looking statements. It is impossible to identify all such factors. Factors which could cause actual results to differ materially from those estimated by the Company include, but are not limited to, general economic conditions, weather conditions, changing beverage consumption trends, pricing, availability of raw materials, economic uncertainties (including currency exchange rates), government regulation, managing and maintaining growth, the effect of adverse publicity, litigation, competition and other factors which may be identified from time to time in the Company's public announcements.